Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of JUNE 2017	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi Announces Opening of New Store in West Palm Beach

RETAIL EXPANSION ON TRACK

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--June 13, 2017--Natuzzi S.p.A. (NYSE:NTZ) (the “Company”) announced this morning it has opened its newest North American retail store in West Palm Beach, Florida. This is the latest in the Company’s planned expansion into the direct retail marketing of its luxury home furnishings globally. Measuring approximately 7,200 square feet and located in The City Center on South Rosemary Avenue, the new store is part of the strategy announced last year to open Company managed stores in high traffic and prime retail locations, showcasing the new store design, merchandising concept and overall Natuzzi consumer experience. Edward Teplitz, Natuzzi’s North American Chief said, “West Palm Beach follows closely on the opening of our flagship store in Paramus (New Jersey) and incorporates what we have learned from the very successful opening we have had there. We are planning three more stores in the United States in 2017, one in King of Prussia (Philadelphia), one in Costa Mesa (California) and one in Chicago. We are on track to open these stores as planned.”

Nazzario Pozzi, Natuzzi’s Global Retail Chief, added, “The United States represents a great market opportunity for our brand and we are continuing with the efforts to move quickly to expand our presence. These stores are being located and managed to deliver Pasquale Natuzzi’s vison of a new buying experience for our customers, through the careful coordination of whole room furnishings to the tools and training of our sales staff in assisting customers in the furnishing of their homes. Our efforts so far are proving very successful”.

Chief Financial Officer, Vittorio Notarpietro said, “Through the first week of June of this year we are seeing constant improvements in our direct retail results. Despite the widely recognized difficult retail environment in early 2017, like for like store volumes are up slightly, but when we include the new store openings in our network, which reflect more of the new store format which is key to our strategy, direct retail sales are up over 38% over the same period last year, while the average ticket is up 15.6% over the same period last year. It is important to consider that our newest stores most closely capture our new merchandising strategy and that over time, existing stores will be brought up to these standards as well.”

The Natuzzi Group now operates 70 direct retail stores in seven countries and is continuing efforts to grow this network as fast as possible.

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About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is Italy’s largest furniture house and one of the most important global player in the furniture industry with eight manufacturing plants, eleven commercial offices and extensive global retail network. Natuzzi is the Italian lifestyle and best-known brand in the furnishings sector worldwide (Brand Awareness Monitoring Report - Ipsos 2015). Continuous stylistic research, creativity, innovation, solid craftsmanship and industrial know-how and integrated management throughout the entire value chain are the mainstays that have made Natuzzi one of the few players with global reach in the furniture market. Natuzzi S.p.A. has been listed on the New York Stock Exchange since 13 May 1993. Always committed to social responsibility and environmental sustainability, Natuzzi is ISO 9001 and 14001 certified (Quality and Environment), OHSAS 18001 certified (Safety on the Workplace) and FSC certified (Forest Stewardship Council).

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo (IR Manager), tel. +39.080.8820.812
pdirenzo@natuzzi.com
or
NATUZZI US MEDIA CONTACT
Meg Carlozzi (PR), tel. +1.917.330.8769
meg.carlozzi@gmail.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office), tel. +39.080.8820.676
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	JUNE 13, 2017	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi